Exhibit 99.1

Press Release

Media Contact

Matthias Link

T +49 6172 609-2872

matthias.link@fresenius.com

Contact for analysts and investors

Dr. Dominik Heger

T +49 6172 609-2601

dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

May 2, 2019

Fresenius Medical Care with a good start into 2019

•                  Underlying business developed as expected

•                  Earnings supported by agreements that materialized earlier than planned

•                  Cost optimization program initiated

•                  Integration of NxStage successfully started

•                  Non-prosecution agreement concluded with U.S. government

•                  Outlook confirmed

Key figures (IFRS)

EUR million	Q1 2019	Q1 2018	Growth yoy	Growth yoy, cc
Revenue	4,133	3,976	4%	-1%
Revenue adjusted(1)	4,125	3,725	11%	6%
Operating income (EBIT)	537	497	8%	3%
Operating income (EBIT) adjusted(1)	551	506	9%	4%
Net income(2)	271	279	-3%	-6%
Net income adjusted(1),(2)	318	296	8%	3%
Basic earnings per share (in EUR)	0.88	0.91	-3%	-7%
Basic earnings per share adjusted (in EUR)(1)	1.04	0.96	8%	3%

cc = at constant currency

The outlook provided by Fresenius Medical Care refers to adjusted revenue and adjusted net income.

(1)  For a detailed reconciliation, please refer to the table at the end of the press release

(2)  Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

“In the first quarter we achieved healthy organic growth across all regions,” said Rice Powell, Chief Executive Officer of Fresenius Medical Care. “All of our major initiatives are underway. We have completed the acquisition of NxStage, and started its integration process as well as an expansion of the infrastructure necessary for home dialysis. We are very well positioned to reach the investment milestones set for 2019, and to meet our full-year targets.”

Investment year underway

Fresenius Medical Care continues its investments in the USA to increase the number of treatments being carried out in a home setting. Investments in training facilities, education and distribution infrastructure are a part of the initiative.

Expanding the production facilities in China is underway to cover for the growing product demand in the country with the most dialysis patients worldwide. Fresenius Medical Care´s development of its footprint in the services business is also progressing including the acquisition of selected hospitals to support renal care and the construction of clinics.

The investments of around EUR 100 million in 2019 as part of the Cost Optimization Program include as a major part the optimization of the US services footprint. The corresponding investments will ramp-up throughout the remainder of the year.

Key financials developed in line with expectations

Revenue in the first quarter 2019 increased by 4% to EUR 4,133 million (-1% at constant currency). Adjusted for the Q1 2018 revenue contribution from Sound Inpatient Physicians (“Sound”, divested effective end of Q2 2018) as well as the impact from the IFRS 16 implementation and the revenue contribution from NxStage following the closing, revenue increased by 11% (+6% at constant currency). Health Care Services revenue increased by 3% to EUR 3,317 million (-2% at constant currency). The decrease at constant currency was largely due to decreases attributable to prior year activities associated with Sound as well as the effect of closed or sold clinics and a decrease in dialysis days, partially offset by growth in same market treatments, increases in organic revenue per treatment and contributions from acquisitions. Health Care Products revenue increased by 6% to EUR 816 million (+4% at constant currency), mainly driven by higher sales of home hemodialysis products, largely as a result of the NxStage acquisition, dialyzers, products for acute care treatments, solutions and concentrates, and bloodlines, partially offset by lower sales of machines as a result of changes in the accounting treatment of sale-leaseback transactions related to the IFRS 16 implementation.

Total EBIT increased by 8% and reached EUR 537 million (+3% at constant currency), resulting in an operating margin of 13.0% (+50 basis points). On an adjusted basis, EBIT increased by 9% (+4% at constant currency). The adjusted EBIT margin decreased from 13.6% to 13.4% (-20 basis points).

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA decreased by 3% to EUR 271 million (-6% at constant currency). On an adjusted basis, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA increased by 8% (+3% at constant currency).

Earnings growth in the first quarter was supported by agreements that have been realized earlier in the year than planned. In North America the annual positive impact from income attributable to a consent agreement on certain pharmaceuticals supported the earnings growth. In EMEA earnings growth was supported by the reduction of a contingent consideration liability related to Xenios, which was under discussion at the time the outlook for 2019 was issued.

Based on the number of approximately 306.7 million shares (weighted average number of shares outstanding), basic earnings per share (EPS) decreased by 3% to EUR 0.88       (-7% at constant currency). On an adjusted basis, basic EPS amounted to EUR 1.04, representing an increase of 8% (+3% at constant currency).

Healthy organic growth across all regions

North America revenue, which represents 70% of total revenue, increased by 4% to EUR 2,887 million (-4% at constant currency). Organic growth in North America was 6%. Health Care Services revenue increased by 3% to EUR 2,680 million (-4% at constant currency). On an adjusted basis, Health Care Services revenue increased by 14% (+6% at constant currency), driven by a 14% increase of Dialysis Care revenue to EUR 2,372 million (+6% at constant currency). The positive development at constant currency was mainly driven by increases in organic revenue per treatment, growth in same market treatments and contributions from acquisitions, partially offset by the impact of one less dialysis day. Same-market treatment growth in the US was 3.7%, a sequential improvement of 40 basis points. Care Coordination revenue decreased by 40% to EUR 308 million (-45% at constant currency), mainly due to the divestiture of Sound. On an adjusted basis, Care Coordination revenue increased by 17% to EUR 308 million (+8% at constant currency), mainly driven by increased member months for health plan services and increased volumes for vascular services.

As of the end of March 2019, the company was treating 205,775 patients (+4%) at its 2,559 clinics (+6%) in North America. Dialysis treatments increased by 3%.

Key figures North America

EUR million	Q1 2019	Q1 2018	growth	growth cc
Revenue	2,887	2,774	4%	-4%
Revenue adjusted	2,879	2,523	14%	5%
EBIT	372	362	3%	-4%
EBIT adjusted	390	371	5%	-1%
EBIT margin adjusted	13.6%	14.7%	—	—

In the U.S., the average revenue per treatment increased by USD 7 to USD 355 (+2%). The increase was mainly driven by higher utilization of calcimimetics and an increase in the ESRD PPS base rate, partially offset by lower revenue from commercial payors.

Cost per treatment in the U.S., adjusted for the implementation of IFRS 16, increased from USD 289 to USD 301 (+4%). This increase was largely driven by higher utilization of calcimimetics and higher personnel expense.

Health Care Products revenue increased by 12% to EUR 207 million (+4% at constant currency) due to higher sales of home hemodialysis products, products for acute care, and bloodlines, all largely as a result of the NxStage acquisition, partially offset by lower sales of machines as a result of changes in the accounting treatment of sale-leaseback transactions related to the IFRS 16 implementation.

Total EBIT of the North America segment increased by 3% to EUR 372 million (-4% at constant currency), resulting in an EBIT margin of 12.9% compared to 13.1% in the first quarter 2018. The EBIT margin decrease was mainly driven by higher personnel expense, the integration of and operational costs associated with NxStage and an unfavourable impact from legal settlements, partially offset by the positive impact from income attributable to a consent agreement on certain pharmaceuticals, increases in the Care Coordination margin, a favourable effect from the IFRS 16 implementation and a favourable impact from manufacturing. On an adjusted basis, EBIT increased by 5% (-1% at constant currency). The adjusted EBIT margin was 13.6% compared to 14.7% in the first quarter 2018.

EMEA revenue increased by 3% to EUR 653 million (+4% at constant currency), driven by a positive business development in both Health Care Services and Health Care Products. Organic growth was 4%. Health Care Services revenue increased by 3% to EUR 324 million (+5% at constant currency), resulting from growth in same market treatments, contributions from acquisitions and increases in organic revenue per treatment, partially offset by the impact of one less dialysis day. Health Care Products revenue increased by 2% to EUR 329 million (+3% at constant currency). Dialysis Product revenue increased by 3% (+3% at constant currency) mainly due to higher sales of machines and dialyzers, hemodialysis solutions and concentrates as well as renal pharmaceuticals, partially offset by lower sales of products for acute care treatments. Non-Dialysis Products revenue decreased by 3% to EUR 19 million (-3% at constant currency).

EBIT increased by 26% to EUR 138 million (+27% at constant currency). Consequently, the EBIT margin was 21.1%, an increase from 17.1% in the first quarter 2018, mainly driven by a reduction of a contingent consideration liability related to Xenios, partially offset by higher bad debt expense, higher rent expense, and the impact from one less dialysis day.

As of the end of March 2019, the company was treating 65,833 patients (+4%) at its 782 clinics (+4%) in the EMEA region. Dialysis treatments increased by 4%.

Asia-Pacific revenue increased by 9% to EUR 428 million (+6% at constant currency), driven by a positive business development in both Health Care Services and Health Care Products. Organic growth was 6%. Health Care Services revenue increased by 8% to EUR 199 million (+4% at constant currency). Dialysis Care revenue increased by 7% to EUR 147 million (+1% at constant currency), mainly as a result of growth in same market treatments and contributions from acquisitions, partially offset by missing contributions from closed or sold clinics, a decrease in organic revenue per treatment and a decrease in dialysis days. Care Coordination revenue increased by 14% to EUR 52 million (+12% at constant currency), driven by contributions from acquisitions and organic revenue growth. Health Care Products revenue grew by 10% to EUR 229 million (+8% at constant currency), mainly driven by increased sales of dialyzers and machines.

EBIT increased by 28% to EUR 95 million (+25% at constant currency). The resulting EBIT margin was 22.1% (Q1 2018: 19.0%), mainly driven by favorable foreign currency transaction effects and a positive impact from business growth.

As of the end of March 2019, the company was treating 31,674 patients (+5%) at its 398 clinics in the Asia-Pacific region (+3%). Dialysis treatments increased by 4%.

Latin America delivered revenue of EUR 161 million, a decrease of 5%, but a significant increase of 14% at constant currency. Organic growth was 13%. Health Care Services revenue decreased by 5% to EUR 114 million (+20% at constant currency). The increase at constant currency was mainly a result of increases in organic revenue per treatment and contributions from acquisitions. Health Care Products revenue decreased by 5% to EUR 47 million (+1% at constant currency).

EBIT decreased by 19% to EUR 11 million (-24% at constant currency). The resulting EBIT margin was 7.1% (Q1 2018: 8.3%). The decline was mainly driven by hyperinflation in Argentina.

As of the end of March 2019, the company was treating 33,434 patients (+6%) at its 232 clinics in Latin America (+0%). Dialysis treatments increased by 4%.

Net interest expense increased in the first quarter by 30% to EUR 108 million (+24% at constant currency). The increase was primarily due to the IFRS 16 implementation and the acquisition of NxStage, partially offset by the replacement of high interest bearing senior notes repaid in 2018 by debt instruments at lower interest rates and interest income from the investment of the Sound proceeds. Income tax expense increased by 20% to EUR 101 million for the first quarter of 2019, which translates into an effective tax rate of 23.5% (Q1 2018: 20.3%). The increase was largely driven by the prior year impact in 2018 caused by favorable implications of the US tax reform.

Cash flow in line with expectations

The company generated EUR 76 million of operating cash flow (Q1 2018: EUR -45 million). The increase was largely driven by the IFRS 16 implementation leading to a reclassification of the repayment portion of rent to financing activities. The number of days sales outstanding (DSOs) increased to 83 days as compared to 75 days at December 31, 2018. Free cash flow (net cash used in operating activities, after capital expenditures, before acquisitions and investments) amounted to EUR -123 million (Q1 2018: EUR -263 million). Free cash flow was -3.0% of revenue (Q1 2018: -6.6%).

Outlook confirmed(3),(4)

For 2019, Fresenius Medical Care expects adjusted revenue to grow between 3% and 7% and adjusted net income(2) to develop in the range of -2% to 2%.

For 2020, Fresenius Medical Care expects adjusted revenue as well as adjusted net income(2) to grow at a mid to high single digit rate.

In order to make the business performance in the respective periods comparable these targets as well as the 2018 base are and will be adjusted for items such as: FCPA Related Charges, the IFRS 16 implementation, the contributions from Sound in the first half year of 2018, the gain (loss) related to divestitures of Care Coordination activities and expenses for the implementation of the cost optimization program. All effects from the acquisition of NxStage Medical Inc. are excluded from the targets for 2019 and 2020.

(3)         Numbers at constant currency

(4)         Reported revenue 2018 of EUR 16,547 million adjusted for Sound H1 2018; reported net income 2018 of EUR 1,982 million adjusted for Sound H1 2018, the gain (loss) related to divestitures of Care Coordination activities and the 2018 FCPA related charge

NxStage Update

The table below shows the previously communicated estimated effects of the NxStage acquisition on Fresenius Medical Care´s outlook for 2019 and 2020. The numbers exclude effects from the IFRS 16 implementation and integration costs of approximately EUR 50 to 75 million over the three years following the closing of the transaction. The company assumes the full year effect of incremental intangible assets amortization to be in the range of EUR 70 to 80 million for the first two years, then drop to EUR 45 to 55 million thereafter. The company will update estimates after a detailed assessment, if required.

EUR million	2019	2020
Revenue	240 to 260	310 to 330
Operating income (EBIT)	(30) to (20)	20 to 30
Interest	(75) to (65)	(85) to (75)
Net Income	(75) to (65)	(40) to (30)

2019 estimates cover the period starting on February 21, 2019 (closing date) until year-end 2019.

Fast implementation of the share buy-back program

In March 2019 Fresenius Medical Care started the first phase of its announced share buy-back program. The first phase runs from March 12, 2019 to May 10, 2019. It allows for a maximum of 6,000,000 shares to be repurchased. Until March 31, 2019, Fresenius Medical Care repurchased 1,629,240 shares, for an average stock price of EUR 69.86.

Non-prosecution agreement concluded with U.S. government

In March 2019, Fresenius Medical Care entered into a Non-Prosecution Agreement with the U.S. Department of Justice and a separate agreement with the Securities and Exchange Commission to resolve matters governed by the U.S. Foreign Corrupt Practices Act (FCPA). In 2012, the Company had voluntarily notified the U.S. government about internal investigations into conduct in countries outside the U.S. that might violate the FCPA.

Number of employees increased

As of March 31, 2019, Fresenius Medical Care had 118,308 employees (full-time equivalents) worldwide, compared to 114,831 employees at the end of March 2018. This increase of 3% was mainly attributable to the NxStage acquisition.

Conference call

Fresenius Medical Care will host a conference call to discuss the results of the first quarter today at 3:30 p.m. CEDT / 9:30 a.m. EDT. Details will be available on the company’s website www.freseniusmedicalcare.com in the “Investors/Events” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF-files for a complete overview of the results for the first quarter 2019.

Fresenius Medical Care is the world’s leading provider of products and services for individuals with renal diseases of which around 3.4 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,971 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 336,716 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.